Exhibit 99.1

Hydro One Limited announces Melissa Sonberg as the Chair of the Board of Directors

TORONTO, June 4, 2025—Hydro One Limited announced today that Melissa Sonberg has been appointed as the new Chair of the Board, effective June 4, 2025. Ms. Sonberg joined the Board of Directors on August 14, 2018.

“It is a privilege to assume the role as Chair of the Board of Directors at such a pivotal time for Ontario’s growth,” said Melissa Sonberg, Chair of the Board of Directors, Hydro One Limited. “I extend my sincere thanks to Susan Wolburgh Jenah for her leadership as Interim Chair. I look forward to working with the Board and management as we continue to invest in a safe and reliable electricity system to help drive Ontario’s prosperity.”

Ms. Sonberg replaces Timothy Hodgson who resigned as Chair of the Board of Directors on April 28, 2025 following an unpaid leave of absence to run for political office. Susan Wolburgh Jenah served as Interim Chair of the Board from March 24, 2025 to June 4, 2025 and has continued to serve as Chair of the Governance and Regulatory Committee.

Biography

Melissa Sonberg is a corporate director and Chair of the Board of Hydro One Limited. Ms. Sonberg was most recently a Professor of Practice at McGill University’s Desautels Faculty of Management, where she was a faculty member from 2014 to 2024. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.

Ms. Sonberg sits on the boards of Exchange Income Corporation (TSX), Athennian, Enghouse Systems Inc. (TSX), Canada Post Corporation and the Canadian Foundation for Governance Research.

Ms. Sonberg holds a Bachelor of Science (Psychology) from McGill University, a Master of Health Administration from the University of Ottawa and holds her ICD.D. She is a Certified Human Resource Executive (CHRE).

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.

Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

For further information, please contact:

Investors: investor.relations@hydroone.com or 416-345-5943

Media: Media.relations@hydroone.com or 416-345-6868